Exhibit 99.2
Encana Corporation
Management’s Discussion and Analysis
For the period ended June 30, 2010
(U.S. Dollars)

Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited Interim Consolidated Financial Statements for the period ended June 30, 2010 (“Interim Financial Statements”), the unaudited Pro Forma Consolidated Financial Information for the period ended June 30, 2009 presented in Encana’s Supplemental Information, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2009.
The Interim Consolidated Financial Statements and comparative information have been prepared in United States (“U.S.”) dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Production volumes are presented on an after royalties basis consistent with U.S. oil and gas disclosures reporting. The term “liquids” is used to represent crude oil, natural gas liquids (“NGLs”) and condensate volumes. This document is dated July 20, 2010.
Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency, Pro Forma Information, Non-GAAP Measures and References to Encana.
Encana’s Strategic Objectives
Encana is one of North America’s leading natural gas producers, focusing on the development of unconventional natural gas resources and holds a diversified portfolio of prolific shale and other natural gas assets in key basins stretching from northeast British Columbia to Louisiana. Encana believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.
Encana is committed to the key business objectives of maintaining financial strength, optimizing capital investments and continuing to pay a stable dividend to shareholders – attained through a disciplined approach to capital spending, a flexible investment program and financial stewardship.
Encana is focused on sustainable, high-growth production from unconventional natural gas plays in major North American basins. Encana has a history of entering resource plays early and leveraging technology to unlock unconventional resources. During the first quarter of 2010, the Company disclosed independent evaluations of its probable and possible reserves as well as economic contingent resources. With this significant inventory of estimated natural gas resources, Encana intends to double its production over the next five years on a per share basis. Encana targets 2010 natural gas production growth of approximately 10 percent, with average production of 3,365 million cubic feet equivalent (“MMcfe”) per day (“MMcfe/d”) and drilling of approximately 1,525 wells.
Encana has a strong balance sheet and employs a conservative capital structure and market risk mitigation strategy. Encana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times. At June 30, 2010, the Company’s Debt to Capitalization ratio was 32 percent and pro forma Debt to Adjusted EBITDA was 1.6 times. Debt to Capitalization and Debt to Adjusted EBITDA are non-GAAP measures and are defined in the Non-GAAP Measures section of this MD&A.
As of June 30, 2010, Encana has hedged approximately 1,863 MMcf/d of expected July to December 2010 gas production using NYMEX fixed price contracts at an average price of $6.05 per thousand cubic feet (“Mcf”). In addition, Encana has hedged approximately 1,158 MMcf/d of expected 2011 gas production at an average price of $6.33 per Mcf, and approximately 1,040 MMcf/d of expected 2012 gas production at an average price of $6.46 per Mcf.
Encana updated its Corporate Guidance to reflect expected operational results for 2010. Encana’s news release dated July 21, 2010 and financial statements are available on www.sedar.com.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

Encana’s Business
Encana’s operating and reportable segments are as follows:
•	Canada includes the Company’s exploration for, development and production of natural gas and liquids and other related activities within the Canadian cost centre.
•	USA includes the Company’s exploration for, development and production of natural gas and liquids and other related activities within the U.S. cost centre.
•
Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canada or USA segments. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. Financial information is presented on an after eliminations basis.
Encana’s operations are currently divided into two operating divisions:
•
Canadian Division, formerly the Canadian Foothills Division, which includes natural gas development and production assets located in British Columbia and Alberta, as well as the Deep Panuke natural gas project offshore Nova Scotia. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge on the Alberta and British Columbia border, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane (“CBM”) in southern Alberta.

•
USA Division, which includes the natural gas development and production assets located in the U.S. Five key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) East Texas in Texas; (iv) Haynesville in Louisiana and Texas; and (v) Fort Worth in Texas.

On November 30, 2009, Encana completed a corporate reorganization (the “Split Transaction”) to split into two independent publicly traded energy companies – Encana Corporation, a natural gas company, and Cenovus Energy Inc. (“Cenovus”), an integrated oil company. The former Canadian Plains and Integrated Oil – Canada upstream operations were transferred to Cenovus and are presented as Canada – Other. Canada – Other is reported as continuing operations. The former Integrated Oil U.S. Downstream Refining assets were also transferred to Cenovus and are reported as discontinued operations.
Pro Forma and Consolidated Reporting
The comparative information presented within this MD&A represents the financial and operating results of Encana on both a pro forma and consolidated basis. Pro forma financial information is derived from Encana’s pro forma financial statements, which have been prepared using guidance issued by the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators.
•
Encana’s 2009 pro forma results exclude the results of operations from assets transferred to Cenovus as part of the Split Transaction and reflect expected changes to Encana’s historical results that arose from the Split Transaction, including income tax, depreciation, depletion and amortization (“DD&A”) and transaction costs. This information is presented to assist in understanding Encana’s historical financial results associated with the assets remaining in Encana as a result of the Split Transaction.

•	Encana’s 2009 consolidated results for the three months and six months ended June 30 include both Encana and Cenovus operations.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

Non-GAAP Measures
This MD&A contains certain non-GAAP measures commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Operating Earnings, Free Cash Flow, Capitalization, Debt to Capitalization, Adjusted EBITDA and Debt to Adjusted EBITDA. Further information can be found in the Non-GAAP Measures section of this MD&A.
2010 Results Overview
In the three months ended June 30, 2010, Encana reported:
•	Cash Flow of $1,217 million;
•	Operating Earnings of $81 million;
•	Net Earnings, a loss of $505 million, which includes non-operating foreign exchange losses of $246 million after tax and unrealized financial hedging losses of $340 million after tax;
•	Total average production of 3,344 MMcfe/d, with 3,003 MMcfe/d from key resource plays;
•	Realized financial natural gas, crude oil and other commodity hedging gains of $263 million after tax;
•	Capital investment of $1,099 million; and
•	Average commodity prices, excluding financial hedges, of $4.52 per thousand cubic feet equivalent (“Mcfe”).
In the six months ended June 30, 2010, Encana reported:
•	Cash Flow of $2,390 million;
•	Operating Earnings of $499 million;
•	Net Earnings of $972 million, which includes unrealized financial hedging gains of $572 million after tax;
•	Total average production of 3,304 MMcfe/d, with 2,953 MMcfe/d from key resource plays;
•	Realized financial natural gas, crude oil and other commodity hedging gains of $388 million after tax;
•	Capital investment of $2,119 million; and
•	Average commodity prices, excluding financial hedges, of $5.15 per Mcfe.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

Business Environment
Encana’s financial results are influenced by fluctuations in commodity prices, which include price differentials, and the U.S./Canadian dollar exchange rate. Encana has taken steps to reduce pricing risk through a commodity price hedging program. Further information regarding this program can be found in Note 14 to the Interim Consolidated Financial Statements. The following table shows benchmark information on a quarterly basis to assist in understanding quarterly volatility in prices and foreign exchange rates that have impacted Encana’s financial results.

	Six months ended
	June 30		2010		2009
(average for the period)	2010	2009	Q2	Q1	Q4	Q3	Q2	Q1

Natural Gas Price Benchmarks
AECO (C$/Mcf)	$4.61	$4.65	$3.86	$5.36	$4.23	$3.02	$3.66	$5.63
NYMEX ($/MMBtu)	4.69	4.19	4.09	5.30	4.17	3.39	3.50	4.89
Rockies (Opal) ($/MMBtu)	4.40	2.84	3.66	5.14	3.97	2.69	2.37	3.31
Texas (HSC) ($/MMBtu)	4.69	3.82	4.04	5.36	4.16	3.31	3.44	4.21
Basis Differential ($/MMBtu)
AECO/NYMEX	0.25	0.37	0.32	0.19	0.19	0.67	0.39	0.35
Rockies/NYMEX	0.29	1.35	0.43	0.16	0.20	0.70	1.13	1.58
Texas/NYMEX (1)	—	0.37	0.05	(0.06)	0.01	0.08	0.06	0.68
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.967	0.829	0.973	0.961	0.947	0.911	0.857	0.803

(1)	Texas (HSC) was higher than NYMEX in the first quarter of 2010.
Financial Results

	Six months ended
	June 30		2010		2009 Pro Forma
($ millions, except per share amounts)	2010	2009	Q2	Q1	Q4	Q3	Q2	Q1

Cash Flow (1)	$2,390	$2,817	$1,217	$1,173	$930	$1,274	$1,430	$1,387
per share – diluted	3.22	3.75	1.65	1.57	1.24	1.70	1.90	1.85
Operating Earnings (1)	499	1,016	81	418	373	378	472	544
per share – diluted	0.67	1.35	0.11	0.56	0.50	0.50	0.63	0.72
Net Earnings (Loss)	972	569	(505)	1,477	233	(53)	92	477
per share – diluted	1.31	0.76	(0.68)	1.97	0.31	(0.07)	0.12	0.63

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

Cash Flow
Three months ended June 30, 2010 versus 2009

	Three months ended June 30
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Cash From (Used In) Operating Activities	$893	$1,121	$1,961
(Add back) deduct:
Net change in other assets and liabilities	(38)	13	11
Net change in non-cash working capital from continuing operations	(286)	(322)	(383)
Net change in non-cash working capital from discontinued operations	—	—	180

Cash Flow	$1,217	$1,430	$2,153

Cash Flow of $1,217 million decreased $213 million from pro forma 2009 primarily due to lower realized financial hedging gains, higher interest expense and higher transportation and selling expenses, partially offset by increased commodity prices and production volumes. In the three months ended June 30, 2010:
•	Realized financial hedging gains were $263 million after tax compared to $686 million after-tax gains in 2009.
•	Interest expense increased $51 million primarily due to a lower debt carrying value used to determine pro forma interest for 2009.
•	Transportation and selling expenses increased $51 million primarily due to increased USA Division production volumes and higher firm transportation costs.
•	Average commodity prices, excluding financial hedges, were $4.52 per Mcfe compared to $3.35 per Mcfe in 2009.
•	Average production volumes increased 8 percent to 3,344 MMcfe/d compared to 3,100 MMcfe/d in 2009.
Cash flow decreased $936 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.
Six months ended June 30, 2010 versus 2009

	Six months ended June 30
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Cash From (Used In) Operating Activities	$121	$2,565	$3,752
(Add back) deduct:
Net change in other assets and liabilities	(69)	30	26
Net change in non-cash working capital from continuing operations	(2,200)	(282)	(835)
Net change in non-cash working capital from discontinued operations	—	—	464

Cash Flow	$2,390	$2,817	$4,097

Cash Flow of $2,390 million decreased $427 million from pro forma 2009 primarily due to lower realized financial hedging gains, higher interest expense and higher transportation and selling expenses, partially offset by increased commodity prices and production volumes. In the six months ended June 30, 2010:
•	Realized financial hedging gains were $388 million after tax compared to $1,227 million after-tax gains in 2009.
•	Interest expense increased $113 million primarily due to a lower debt carrying value used to determine pro forma interest for 2009.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

•	Transportation and selling expenses increased $102 million primarily due to increased USA Division production volumes and higher firm transportation costs.
•	Average commodity prices, excluding financial hedges, were $5.15 per Mcfe compared to $3.81 per Mcfe in 2009.
•	Average production volumes increased 5 percent to 3,304 MMcfe/d compared to 3,151 MMcfe/d in 2009.
Cash flow decreased $1,707 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.
Operating Earnings
Three months ended June 30, 2010 versus 2009

	Three months ended June 30
	2010		Pro Forma 2009		Consolidated 2009
($ millions, except per share amounts)		Per share(1)		Per share (1)		Per share (1)

Net Earnings (Loss), as reported	$(505)	$(0.68)	$92	$0.12	$239	$0.32
Add back (losses) and deduct gains:
Unrealized hedging gain (loss), after tax	(340)	(0.46)	(570)	(0.76)	(750)	(1.00)
Non-operating foreign exchange gain (loss), after tax	(246)	(0.33)	190	0.25	72	0.10

Operating Earnings	$81	$0.11	$472	$0.63	$917	$1.22

(1)	Per Common Share – diluted.
Operating Earnings of $81 million decreased $391 million from pro forma 2009 primarily due to lower realized financial hedging gains, higher interest expense, higher transportation and selling expenses and higher DD&A, partially offset by increased commodity prices and production volumes. Further to the items described in the Cash Flow section, DD&A increased $128 million as a result of increased production volumes, a higher U.S./Canadian dollar exchange rate and a higher depletion rate.
Operating Earnings decreased $836 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.
Six months ended June 30, 2010 versus 2009

	Six months ended June 30
	2010		Pro Forma 2009		Consolidated 2009
($ millions, except per share amounts)		Per share(1)		Per share (1)		Per share (1)

Net Earnings, as reported	$972	$1.31	$569	$0.76	$1,201	$1.60
Add back (losses) and deduct gains:
Unrealized hedging gain (loss), after tax	572	0.77	(532)	(0.70)	(661)	(0.88)
Non-operating foreign exchange gain (loss), after tax	(99)	(0.13)	85	0.11	(3)	—

Operating Earnings	$499	$0.67	$1,016	$1.35	$1,865	$2.48

(1)	Per Common Share – diluted.
Operating Earnings of $499 million decreased $517 million from pro forma 2009 primarily due to lower realized financial hedging gains, higher interest expense, higher transportation and selling expenses and higher DD&A, partially offset by increased commodity prices and production volumes. Further to the items described in the Cash Flow section, DD&A increased $219 million as a result of a higher U.S./Canadian dollar exchange rate, increased production volumes and a higher depletion rate.
Operating Earnings decreased $1,366 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

Net Earnings
Three months ended June 30, 2010 versus 2009
Net Earnings, a loss of $505 million, decreased $597 million from pro forma 2009 primarily due to realized and unrealized financial hedging impacts, non-operating foreign exchange losses, higher interest expense, higher transportation and selling expenses and higher DD&A. This is partially offset by increased commodity prices and production volumes. Further to the items discussed in the Cash Flow and Operating Earnings sections, in the three months ended June 30, 2010:
•	Unrealized financial hedging losses were $340 million after tax compared to losses of $570 million after tax in 2009.
•
Non-operating foreign exchange losses were $246 million after tax compared to gains of $190 million after tax in 2009. These gains and losses primarily result from the revaluation of long-term debt due to fluctuation of the U.S./Canadian dollar exchange rate.

Net Earnings in 2010 decreased $744 million from consolidated 2009 for the same period primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.
Six months ended June 30, 2010 versus 2009
Net Earnings of $972 million increased $403 million from pro forma 2009 primarily due to higher realized and unrealized financial hedging gains and increased commodity prices and production volumes. This is partially offset by non-operating foreign exchange losses, higher interest expense, higher transportation and selling expenses and higher DD&A. Further to the items discussed in the Cash Flow and Operating Earnings sections, in the six months ended June 30, 2010:
•	Unrealized financial hedging gains were $572 million after tax compared to losses of $532 million after tax in 2009.
•
Non-operating foreign exchange losses were $99 million after tax compared to gains of $85 million after tax in 2009. These gains and losses primarily result from the revaluation of long-term debt due to fluctuation of the U.S./Canadian dollar exchange rate.

Net Earnings for 2010 decreased $229 million from consolidated 2009 for the same period primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.
Summary of Hedging Impacts on Net Earnings

	Three months ended June 30			Six months ended June 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Unrealized Hedging Gains (Losses), after tax (1)	$(340)	$(570)	$(750)	$572	$(532)	$(661)
Realized Hedging Gains (Losses), after tax	263	686	900	388	1,227	1,599

Hedging Impacts on Net Earnings	$(77)	$116	$150	$960	$695	$938

(1)	Included in Corporate and Other financial results. Further detail on unrealized hedging gains and losses can be found in the Corporate and Other section of this MD&A.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

Summary of Consolidated Net Earnings

	2010		2009				2008
($ millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Continuing Operations
Net Earnings (Loss) from Continuing Operations	$(505)	$1,477	$589	$39	$211	$991	$1,469	$3,833
per share — basic	(0.68)	1.97	0.78	0.05	0.28	1.32	1.96	5.11
per share — diluted	(0.68)	1.97	0.78	0.05	0.28	1.32	1.96	5.10

Total Consolidated
Net Earnings (Loss)	(505)	1,477	636	25	239	962	1,077	3,553
per share — basic	(0.68)	1.97	0.85	0.03	0.32	1.28	1.44	4.74
per share — diluted	(0.68)	1.97	0.85	0.03	0.32	1.28	1.43	4.73

Revenues, Net of Royalties	1,469	3,545	2,712	2,271	2,449	3,682	4,862	8,150
The comparative consolidated results prior to the November 30, 2009 Split Transaction include Cenovus and are, therefore, not comparable to the current year results. Net Earnings from Continuing Operations for 2009 and 2008 includes results for Canada — Other upstream assets transferred to Cenovus. Total Consolidated Net Earnings includes results for U.S. Downstream Refining assets transferred to Cenovus, which are classified as discontinued operations.
Net Capital Investment

	Three months ended June 30			Six months ended June 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Canadian Division	$490	$325	$325	$1,033	$862	$862
USA Division	596	374	374	1,068	948	948
Market Optimization	1	1	—	1	—	(3)
Corporate & Other	12	13	14	17	24	33
Canada — Other (1)	—	—	190	—	—	508
Discontinued Operations (2)	—	—	227	—	—	429

Capital Investment	1,099	713	1,130	2,119	1,834	2,777
Acquisitions	124	33	34	152	112	113
Divestitures	(208)	(17)	(20)	(354)	(50)	(53)

Net Capital Investment	$1,015	$729	$1,144	$1,917	$1,896	$2,837

(1)	Canada — Other represents former Canadian Plains and Integrated Oil — Canada operations that were transferred to Cenovus.

(2)	The former Integrated Oil U.S. Downstream Refining operations transferred to Cenovus are included in Discontinued Operations.
Capital investment during the first six months of 2010 was primarily focused on continued development of Encana’s North American key resource plays. Capital investment of $2,119 million was higher compared to 2009 pro forma primarily due to increased spending on developing Haynesville and an increase in the average U.S./Canadian dollar exchange rate.
The Company had non-core asset divestitures in the second quarter of 2010 for proceeds of $20 million in the Canadian Division and $188 million in the USA Division. In the first six months of 2010, the Company had non-core asset divestitures for proceeds of $29 million in the Canadian Division and $325 million in the USA Division.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

Free Cash Flow

	Three months ended June 30			Six months ended June 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Cash Flow (1)	$1,217	$1,430	$2,153	$2,390	$2,817	$4,097
Capital Investment	1,099	713	1,130	2,119	1,834	2,777

Free Cash Flow (1)	$118	$717	$1,023	$271	$983	$1,320

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.
Encana’s Free Cash Flow for the second quarter of $118 million and Free Cash Flow for the six months ended June 30, 2010 of $271 million were lower compared to the same periods in 2009 on a pro forma basis. The variances in Cash Flow and Capital Investment are discussed under the Cash Flow and Net Capital Investment sections of this MD&A.
Production Volumes Summary

	Six months ended
	June 30		2010		2009
	2010	2009	Q2	Q1	Q4	Q3	Q2	Q1

Produced Gas (MMcf/d)
Canadian Division	1,252	1,312	1,327	1,177	1,071	1,201	1,343	1,281
USA Division	1,910	1,663	1,875	1,946	1,616	1,524	1,581	1,746

	3,162	2,975	3,202	3,123	2,687	2,725	2,924	3,027

Liquids (bbls/d)
Canadian Division	13,510	17,595	13,462	13,558	12,477	15,909	17,624	17,567
USA Division	10,110	11,685	10,112	10,108	11,586	10,325	11,699	11,671

	23,620	29,280	23,574	23,666	24,063	26,234	29,323	29,238

Volumes (MMcfe/d) (1,2)	3,304	3,151	3,344	3,265	2,831	2,883	3,100	3,203

Canada — Other (MMcfe/d) (1,3)	—	1,487	—	—	970	1,504	1,502	1,472

Total Volumes (MMcfe/d) (1)	3,304	4,638	3,344	3,265	3,801	4,387	4,602	4,675

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.

(2)	Quarterly volumes for 2009 represent Encana’s pro forma volumes.

(3)	Canada — Other represents former volumes from Canadian Plains and Integrated Oil — Canada which were transferred to Cenovus as a result of the November 30, 2009 Split Transaction.
Average production volumes of 3,344 MMcfe/d increased 8 percent, or 244 MMcfe/d, in the second quarter of 2010 compared to 2009 pro forma volumes for the same period. Higher volumes were primarily due to increased production in USA Division key resource plays due to successful drilling programs, partially offset by lower volumes of 154 MMcfe/d resulting from divestitures in both the USA and Canadian Divisions. Average production volumes of 3,304 MMcfe/d increased 5 percent, or 153 MMcfe/d, in the six months of 2010 compared to 2009 pro forma volumes for the same period. Higher volumes were primarily due to increased production in USA Division key resource plays, partially offset by lower volumes of 138 MMcfe/d resulting from divestitures in both the USA and Canadian Divisions.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

Divisional Results
Canadian Division
Operating Cash Flow and Netbacks

	Three months ended June 30				Six months ended June 30
	2010		2009		2010		2009
($ millions, except $/Mcfe)		($/Mcfe)		($/Mcfe)		($/Mcfe)		($/Mcfe)

Revenues, Net of Royalties and excluding Hedging	$574	$4.30	$473	$3.51	$1,231	$4.91	$1,068	$4.09
Realized Financial Hedging Gain	150		434		213		754
Expenses
Production and mineral taxes	4	0.03	6	0.04	5	0.02	11	0.04
Transportation and selling	48	0.37	38	0.28	93	0.38	75	0.29
Operating	129	0.97	133	0.99	268	1.07	263	1.00

Operating Cash Flow/ Netback	$543	$2.93	$730	$2.20	$1,078	$3.44	$1,473	$2.76
Realized Financial Hedging Gain		1.16		3.29		0.87		2.94

Netback including Realized Financial Hedging		$4.09		$5.49		$4.31		$5.70

Three months ended June 30, 2010 versus 2009
Operating Cash Flow of $543 million decreased $187 million primarily due to lower realized financial hedging gains and a decrease in production volumes, partially offset by increased commodity prices. In the three months ended June 30, 2010:
•	Realized financial hedging gains were $150 million before tax compared to $434 million before-tax gains in 2009.
•	Average production volumes were 1,408 MMcfe/d compared to 1,449 MMcfe/d in 2009, resulting in a decrease of $17 million in revenues.
•	Higher commodity prices, excluding the impact of financial hedging, resulted in an increase of $110 million, which reflects the changes in benchmark prices and in basis differentials.
Six months ended June 30, 2010 versus 2009
Operating Cash Flow of $1,078 million decreased $395 million primarily due to lower realized financial hedging gains and a decrease in production volumes, partially offset by increased commodity prices. In the six months ended June 30, 2010:
•	Realized financial hedging gains were $213 million before tax compared to $754 million before-tax gains in 2009.
•	Average production volumes were 1,333 MMcfe/d compared to 1,418 MMcfe/d in 2009, resulting in a decrease of $73 million in revenues.
•	Higher commodity prices, excluding the impact of financial hedging, resulted in an increase of $228 million, which reflects the changes in benchmark prices and in basis differentials.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

Results by Key Area

	Three months ended June 30
	Daily Production		Capital		Drilling Activity
	(MMcfe/d)		($ millions)		(net wells drilled)
	2010	2009	2010	2009	2010	2009

Greater Sierra (1)	247	222	$111	$42	14	10
Cutbank Ridge (2)	388	344	146	88	18	18
Bighorn	252	202	82	50	10	14
CBM	311	330	34	23	—	1

Key Resource Plays	1,198	1,098	373	203	42	43
Other	210	351	117	122	—	—

Total Canadian Division	1,408	1,449	$490	$325	42	43

(1)	2010 includes Horn River, which has production of 24 MMcfe/d (2009 — 4 MMcfe/d), capital of $82 million (2009 — $30 million) and 4 net wells drilled (2009 — 6 net wells).

(2)	2010 includes Montney, which has production of 260 MMcfe/d (2009 — 189 MMcfe/d), capital of $110 million (2009 — $74 million) and 15 net wells drilled (2009 — 16 net wells).

	Six months ended June 30
	Daily Production		Capital		Drilling Activity
	(MMcfe/d)		($ millions)		(net wells drilled)
	2010	2009	2010	2009	2010	2009

Greater Sierra (1)	232	221	$252	$129	30	25
Cutbank Ridge (2)	354	336	264	196	33	38
Bighorn	225	187	190	119	25	35
CBM	313	319	154	162	295	279

Key Resource Plays	1,124	1,063	860	606	383	377
Other	209	355	173	256	5	8

Total Canadian Division	1,333	1,418	$1,033	$862	388	385

(1)	2010 includes Horn River, which has production of 18 MMcfe/d (2009 — 4 MMcfe/d), capital of $192 million (2009 — $94 million) and 10 net wells drilled (2009 — 8 net wells).

(2)	2010 includes Montney, which has production of 230 MMcfe/d (2009 — 179 MMcfe/d), capital of $218 million (2009 — $157 million) and 30 net wells drilled (2009 — 32 net wells).
Production Volumes
•
Average production volumes of 1,408 MMcfe/d decreased 3 percent in the second quarter of 2010 compared to the same period of 2009. Average production volumes of 1,333 MMcfe/d decreased 6 percent in the first six months of 2010 compared to the same period of 2009.

•
This decrease in production is due to lower volumes resulting from divestitures, partially offset by successful drilling programs at Bighorn and Cutbank Ridge. Volumes were 98 MMcfe/d lower in both the second quarter and first six months of 2010 due to divestitures.

•	Average production for the Canadian Division is forecasted to be 1,388 MMcfe/d for the current year, with 1,200 MMcfe/d from key resource plays.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

Capital Investment
Capital investment of $1,033 million in the six months ended June 30, 2010 was primarily focused on the Canadian Division key resource plays, as well as Deep Panuke. Encana plans to drill 1,050 wells in 2010 in relation to Canadian Division key resource plays.
USA Division
Operating Cash Flow and Netbacks

	Three months ended June 30				Six months ended June 30
	2010		2009		2010		2009
($ millions, except $/Mcfe)		($/Mcfe)		($/Mcfe)		($/Mcfe)		($/Mcfe)

Revenues, Net of Royalties and excluding Hedging	$854	$4.68	$515	$3.21	$1,962	$5.32	$1,181	$3.58
Realized Financial Hedging Gain	224		611		324		1,119
Expenses
Production and mineral taxes	48	0.28	15	0.10	116	0.33	61	0.20
Transportation and selling	166	0.94	125	0.83	332	0.93	248	0.79
Operating	121	0.60	99	0.52	230	0.53	214	0.51

Operating Cash Flow/ Netback	$743	$2.86	$887	$1.76	$1,608	$3.53	$1,777	$2.08
Realized Financial Hedging Gain		1.27		4.07		0.91		3.57

Netback including Realized Financial Hedging		$4.13		$5.83		$4.44		$5.65

Three months ended June 30, 2010 versus 2009
Operating Cash Flow of $743 million decreased $144 million primarily due to lower realized financial hedging gains and higher expenses, partially offset by increased commodity prices and production volumes. In the three months ended June 30, 2010:
•	Realized financial hedging gains were $224 million before tax compared to $611 million before-tax gains in 2009.
•	Transportation and selling expenses increased $41 million primarily due to increased production volumes and higher firm transportation costs.
•	Production and mineral taxes increased $33 million primarily due to higher natural gas prices.
•	Higher commodity prices, excluding the impact of financial hedging, resulted in an increase of $267 million, which reflects the changes in benchmark prices and changes in the basis differentials.
•	Average production volumes of 1,936 MMcfe/d increased 285 MMcfe/d compared to 2009, resulting in an increase of $74 million in revenues.
Six months ended June 30, 2010 versus 2009
Operating Cash Flow of $1,608 million decreased $169 million primarily due to lower realized financial hedging gains and higher expenses, partially offset by increased commodity prices and production volumes. In the six months ended June 30, 2010:
•	Realized financial hedging gains were $324 million before tax compared to $1,119 million before-tax gains in 2009.
•	Transportation and selling expenses increased $84 million primarily due to increased production volumes and higher firm transportation costs.
•	Production and mineral taxes increased $55 million primarily due to higher natural gas prices.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

•	Higher commodity prices, excluding the impact of financial hedging, resulted in an increase of $635 million, which reflects the changes in benchmark prices and changes in the basis differentials.
•	Average production volumes of 1,971 MMcfe/d increased 238 MMcfe/d compared to 2009, resulting in an increase of $140 million in revenues.
Results by Key Area

	Three months ended June 30
	Daily Production		Capital		Drilling Activity
	(MMcfe/d)		($ millions)		(net wells drilled)
	2010	2009	2010	2009	2010	2009

Jonah	574	607	$98	$66	31	30
Piceance	470	365	35	16	29	35
East Texas	369	304	54	81	3	11
Haynesville	269	54	291	134	21	11
Fort Worth	123	141	25	21	9	6

Key Resource Plays	1,805	1,471	503	318	93	93
Other	131	180	93	56	16	15

Total	1,936	1,651	$596	$374	109	108

	Six months ended June 30
	Daily Production		Capital		Drilling Activity
	(MMcfe/d)		($ millions)		(net wells drilled)
	2010	2009	2010	2009	2010	2009

Jonah	585	632	$182	$196	59	65
Piceance	476	382	58	85	62	88
East Texas	403	356	106	216	6	26
Haynesville	232	40	529	220	41	20
Fort Worth	133	147	36	71	16	22

Key Resource Plays	1,829	1,557	911	788	184	221
Other	142	176	157	160	27	28

Total	1,971	1,733	$1,068	$948	211	249

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

Production Volumes
•
Average production volumes of 1,936 MMcfe/d increased 17 percent in the second quarter of 2010 compared to the same period of 2009. Average production volumes of 1,971 MMcfe/d increased 14 percent in the first six months of 2010 compared to the same period of 2009.

•
This increase in production is primarily due to drilling and operational success in Haynesville, Piceance and East Texas as well as bringing on shut-in and curtailed production. This is partially offset by lower volumes of 56 MMcfe/d in the second quarter and 40 MMcfe/d lower in the first six months of 2010 due to divestitures.

•
Second quarter 2010 production volumes decreased 71 MMcfe/d from the first quarter of 2010 mainly due to divestitures and flush production in the first quarter of 2010 associated with bringing on previously shut-in production.

•	Average production for the USA Division is forecasted to be 1,975 MMcfe/d for the current year, with 1,830 MMcfe/d from key resource plays.
Capital Investment
Capital investment of $1,068 million in the six months ended June 30, 2010 was focused on Haynesville as well as other USA Division key resource plays. Encana plans to drill a total of 385 wells in 2010 in relation to USA Division key resource plays.
Canada — Other
Canada — Other is comprised of Upstream results formerly from Canadian Plains and Integrated Oil — Canada which were transferred to Cenovus as part of the November 30, 2009 Split Transaction. Under full cost accounting rules, the historical results are presented in continuing operations.

	Three months ended June 30			Six months ended June 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Revenues, Net of Royalties and excluding Hedging	$—	$—	$860	$—	$—	$1,587
Realized Financial Hedging Gain	—	—	303	—	—	544
Expenses
Production and mineral taxes	—	—	11	—	—	21
Transportation and selling	—	—	158	—	—	291
Operating	—	—	158	—	—	314
Purchased product	—	—	(18)	—	—	(31)

Operating Cash Flow	$—	$—	$854	$—	$—	$1,536

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

Market Optimization

	Three months ended June 30			Six months ended June 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Revenues	$170	$166	$366	$398	$474	$858
Expenses
Operating	5	4	7	14	9	15
Purchased product	160	159	356	371	456	829

Operating Cash Flow	5	3	3	13	9	14
DD&A	3	2	4	6	5	9

Segment Income	$2	$1	$(1)	$7	$4	$5

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification that enhance the sale of Encana’s production.
Revenues and purchased product expenses decreased in the six months of 2010 compared to the same period of 2009 pro forma mainly due to lower volumes required for Market Optimization partially offset by increased prices.
Corporate and Other
Segment Income

	Three months ended June 30			Six months ended June 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Revenues	$(503)	$(866)	$(1,113)	$886	$(817)	$(980)
Expenses
Operating	(9)	—	3	(6)	10	29
DD&A	16	17	28	32	34	55

Segment Income	$(510)	$(883)	$(1,144)	$860	$(861)	$(1,064)

Revenues primarily represent unrealized hedging gains or losses related to financial natural gas and liquids hedge contracts. Operating expenses in the six months of 2010 primarily relate to mark-to-market losses on long-term power generation contracts. DD&A includes corporate assets, such as computer equipment, office furniture and leasehold improvements.
Summary of Unrealized Hedging Gains (Losses)

	Three months ended June 30			Six months ended June 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Revenues
Natural Gas	$(540)	$(869)	$(1,099)	$819	$(819)	$(941)
Crude Oil	22	1	(15)	30	1	(40)

	(518)	(868)	(1,114)	849	(818)	(981)
Expenses	(7)	—	4	(3)	7	26

	(511)	(868)	(1,118)	852	(825)	(1,007)
Income Tax Expense (Recovery)	(171)	(298)	(368)	280	(293)	(346)

Unrealized Hedging Gains (Loss), after tax	$(340)	$(570)	$(750)	$572	$(532)	$(661)

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

Commodity price volatility impacts Cash Flow. As a means of managing this commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. The financial hedge agreements were recorded at the date of the financial statements based on the fair value of the contracts. Changes in the fair value result in a gain or loss reflected in Corporate revenues and are the result of volatility between periods in the forward curves of commodity prices and changes in the balance of unsettled contracts. Further information regarding financial instrument agreements can be found in Note 14 to the Interim Consolidated Financial Statements.
Expenses

	Three months ended June 30			Six months ended June 30
		Pro Forma (1)	Consolidated		Pro Forma (1)	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Administrative	$107	$87	$114	$189	$150	$193
Interest, net	131	80	83	261	148	141
Accretion of asset retirement obligation	11	10	18	23	18	35
Foreign exchange (gain) loss, net	266	(179)	(61)	122	(80)	(3)
(Gain) loss on divestitures	1	3	3	—	2	2

Total Corporate Expenses	$516	$1	$157	$595	$238	$368

(1)	Pro Forma expenses exclude the costs related to the assets transferred to Cenovus and reflect adjustments for compensation and transaction costs.
Three months ended June 30, 2010 versus 2009
Total Corporate expenses of $516 million increased $515 million from pro forma 2009 as a result of foreign exchange losses and higher interest and administrative expenses. In the three months ended June 30, 2010:
•
Foreign exchange losses were $266 million compared to $179 million foreign exchange gains in 2009. These gains and losses primarily result from the revaluation of long-term debt due to fluctuation of the U.S./Canadian dollar exchange rate.

•	Interest expense increased primarily due to a lower debt carrying value used to determine pro forma interest for 2009.
•	Administrative expenses were higher primarily due to transition costs and a higher U.S./Canadian dollar exchange rate.
Total Corporate expenses increased $359 million from consolidated 2009 primarily due to the factors described above and inclusion of the Cenovus results in the 2009 consolidated comparatives.
Six months ended June 30, 2010 versus 2009
Total Corporate expenses of $595 million increased $357 million from pro forma 2009 as a result of foreign exchange losses and higher interest and administrative expenses. In the six months ended June 30, 2010:
•
Foreign exchange losses were $122 million compared to $80 million foreign exchange gains in 2009. These gains and losses primarily result from the revaluation of long-term debt due to fluctuation of the U.S./Canadian dollar exchange rate.

•	Interest expense increased primarily due to a lower debt carrying value used to determine pro forma interest for 2009.
•	Administrative expenses were higher primarily due to transition costs and a higher U.S./Canadian dollar exchange rate, partially offset by lower long-term compensation costs.
Total Corporate expenses increased $227 million from consolidated 2009 primarily due to the factors described above and inclusion of the Cenovus results in the 2009 consolidated comparatives.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

Income Tax

	Three months ended June 30			Six months ended June 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Current Income Tax	$(104)	$83	$328	$(92)	$202	$567
Future Income Tax	76	(108)	(272)	502	28	(212)

Total Income Tax	$(28)	$(25)	$56	$410	$230	$355

In the first six months of 2010, total income tax expense of $410 million increased $180 million from the same pro forma period of 2009, due to higher earnings before tax primarily resulting from the net impact of realized and unrealized hedges.
Current income tax expense decreased $294 million on a pro forma basis resulting in a current income tax recovery of $92 million. This reflects the decrease in current tax expense related to lower realized hedging gains partially offset by an increase in current tax resulting from an increase in taxable income, excluding realized hedging gains.
In the first six months of 2010, total income tax expense increased $55 million from consolidated 2009 primarily due to the factors described above and inclusion of the Cenovus results in the 2009 consolidated comparatives.
For the six months ended June 30, Encana’s effective tax rate was approximately 30 percent for 2010, 29 percent for pro forma 2009 and 23 percent for consolidated 2009. The effective tax rate in any period is a function of the relationship between total tax (current and future) and the amount of net earnings before income taxes expected for the year. The effective tax rate differs from the statutory tax rate as it takes into consideration permanent differences, adjustment for changes to tax rates and other tax legislation, variation in the estimation of reserves and the estimate to actual differences. Permanent differences are comprised of a variety of items, including:
•	The non-taxable portion of Canadian capital gains or losses;
•	International financing; and
•	Foreign exchange (gains) losses not included in net earnings.
Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are usually tax matters under review. The Company believes that the provision for taxes is adequate.
Depreciation, Depletion and Amortization

	Three months ended June 30			Six months ended June 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Canada	$313	$288	$523	$600	$561	$1,007
USA	482	379	379	976	795	795
Market Optimization	3	2	4	6	5	9
Corporate & Other	16	17	28	32	34	55

Total DD&A	$814	$686	$934	$1,614	$1,395	$1,866

Encana uses full cost accounting for oil and gas activities and calculates DD&A on a country-by-country cost centre basis.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

Three and six months ended June 30, 2010 versus 2009
Total DD&A of $814 million in the second quarter of 2010 and $1,614 million in the first six months of 2010 increased $128 million and $219 million, respectively, compared to the same period of 2009 on a pro forma basis. The increases were the result of increased production volumes, a higher U.S./Canadian dollar exchange rate and a higher depletion rate.
DD&A decreased $120 million in the second quarter of 2010 and $252 million in the first six months of 2010 from the consolidated 2009 results primarily due to the factors described above and the inclusion of Cenovus in the 2009 consolidated comparatives.
Discontinued Operations
Encana has rationalized its operations to focus on upstream natural gas exploration and production activities in North America. Former U.S. Downstream Refining operations, which were transferred to Cenovus as a result of the November 30, 2009 Split Transaction, are reported as discontinued operations. Net earnings from discontinued operations in the second quarter of 2009 was $28 million and a loss of $1 million in the first six months of 2009.
Liquidity and Capital Resources

	Three months ended June 30		Six months ended June 30
($ millions)	2010	2009	2010	2009

Net Cash From (Used In)
Operating activities	$893	$1,961	$121	$3,752
Investing activities	(1,073)	(1,317)	(2,113)	(3,101)
Financing activities	(325)	(956)	(790)	(749)
Foreign exchange gain/(loss) on cash and cash equivalents held in foreign currency	(8)	9	(12)	5

Increase (Decrease) in Cash and Cash Equivalents	$(513)	$(303)	$(2,794)	$(93)

Pro Forma Net Cash from Operating Activities		$1,121		$2,565

Operating Activities
Net cash from operating activities decreased $228 million in the second quarter of 2010 and decreased $2,444 million in the six months of 2010 compared to pro forma 2009. This decrease is a result of items discussed in the Cash Flow section of this MD&A, as well as the change in non-cash working capital. The net change in non-cash working capital of ($2,200) million for the first six months of 2010 reflects a one time $1,775 million tax payment which included the incremental tax accrued in 2009 related to the wind-up of the Canadian oil and gas partnership, which resulted from the Split Transaction.
Excluding the impact of current risk management assets and liabilities, the Company had a working capital surplus of $758 million at June 30, 2010 compared to a surplus of $1,348 million at December 31, 2009. Encana expects that it will continue to meet the payment terms of its suppliers.
Investing Activities
In the first six months of 2010, net cash used for investing activities decreased $988 million compared to 2009. The 2009 investing activities included $944 million of capital expenditures related to Cenovus operations.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

In the first six months of 2010, capital investment for the Canadian and USA Divisions increased $291 million and divestitures increased $306 million. Reasons for these changes are discussed under the Net Capital Investment and Divisional Results sections of this MD&A.
Financing Activities
Credit Facilities and Shelf Prospectuses
Net issuance of long-term debt in the six months of 2010 was nil compared to a net repayment of $169 million for the same period in 2009. Encana’s total long-term debt, including current portion was $7,753 million at June 30, 2010 compared to $7,768 at December 31, 2009.
Encana maintains two committed bank credit facilities and a Canadian and a U.S. dollar shelf prospectus.
As at June 30, 2010, Encana had available unused committed bank credit facilities in the amount of $4.8 billion.
•	Encana has in place a revolving bank credit facility for C$4.5 billion ($4.2 billion) that remains committed through October 2012.
•	One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $565 million that remains committed through February 2013.
As at June 30, 2010, Encana had available unused capacity under shelf prospectuses for up to $5.9 billion.
•
Encana has in place a shelf prospectus whereby it may issue from time to time up to C$2.0 billion, or the equivalent in foreign currencies, of debt securities in Canada. At June 30, 2010, C$2.0 billion ($1.9 billion) of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2011.

•
On April 1, 2010, Encana renewed a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the United States. At June 30, 2010, $4.0 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in May 2012.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements and indentures.
Credit Ratings
Encana maintains investment grade credit ratings on its senior unsecured debt. The following table outlines the credit ratings and outlooks of the Company’s debt as of June 30, 2010, which have remained unchanged from December 31, 2009:

	Standard & Poor’s	Moody’s Investors
	Ratings Services	Service	DBRS Limited
Senior Unsecured
Long-Term Rating	BBB+	Baa2	A (low)
Outlook	Stable	Stable	Stable
Normal Course Issuer Bid (“NCIB”)
Encana has obtained regulatory approval under Canadian securities laws to purchase up to approximately 37.5 million Common Shares under a NCIB, which commenced on December 14, 2009 and expires on December 13,

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

2010. To June 30, 2010, the Company purchased 15.4 million Common Shares at an average price of approximately $32.42 under the current NCIB for total consideration of approximately $499 million. During 2009, under the current NCIB and prior NCIB, Encana did not purchase any of its Common Shares. Shareholders may obtain a copy of the Company’s Notice of Intention to make a Normal Course Issuer Bid by contacting investor.relations@encana.com.
Dividends
Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments were $147 million ($0.20 per share) for the second quarter of 2010 and $296 million ($0.40 per share) for the six months ended June 30, 2010.
Financial Metrics
Debt to Capitalization and Debt to Adjusted EBITDA are two ratios Management uses as measures of the Company’s overall financial strength to steward the Company’s overall debt position. Encana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times.

			December 31, 2009
	June 30, 2010		Pro Forma		Consolidated

Debt to Capitalization (1,2)	32%		32%		32%
Debt to Adjusted EBITDA (1,2,3)	1.6	x	2.1	x	1.3	x

(1)	Debt is defined as Long-Term Debt including current portion.

(2)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

(3)	Calculated on a trailing 12-month basis. June 30, 2010 debt to adjusted EBITDA is on a pro forma basis.
Risk Management
Encana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that are categorized as follows:
•	financial risks;
•	operational risks; and
•	safety, environmental and regulatory risks.
Financial Risks
Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. All financial derivative agreements are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings. Financial risks include market pricing of natural gas, credit and liquidity.
To partially mitigate the natural gas commodity price risk, the Company enters into swaps, which fix NYMEX prices. To help protect against varying natural gas price differentials in various production areas, Encana has entered into swaps to manage the price differentials between these production areas and various sales points.
Counterparty and credit risks are regularly and proactively managed. A substantial portion of Encana’s accounts receivable is with customers in the oil and gas industry. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality and transactions that are fully collateralized.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

The Company manages liquidity risk through cash and debt management programs, including maintaining a strong balance sheet and significant unused credit facilities. The Company also has access to a wide range of funding alternatives at competitive rates, including commercial paper, capital market debt and bank loans. Encana closely monitors the Company’s ability to access cost effective credit and ensures that sufficient cash resources are in place to fund capital expenditures and dividend payments.
Operational Risks
The Company’s ability to operate, generate cash flows, complete projects, and value reserves is dependent on financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control, which include: general business and market conditions; economic recessions and financial market turmoil; the ability to secure and maintain cost effective financing for its commitments; environmental and regulatory matters; unexpected cost increases; royalties; taxes; the availability of drilling and other equipment; the ability to access lands; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk. When making operating and investing decisions, Encana’s business model allows flexibility in capital allocation to optimize investments focused on project returns, long-term value creation, and risk mitigation. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.
Safety, Environmental and Regulatory Risks
The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas and liquids and the operation of midstream facilities. The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to Senior Management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of Encana’s Board of Directors provides recommended environmental policies for approval by Encana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.
Refer to the December 31, 2009 MD&A for a comprehensive discussion on Risk Management.
Accounting Policies and Estimates
New Accounting Standards Adopted
On January 1, 2010, Encana adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook sections:
•
“Business Combinations”, Section 1582, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of business combinations entered into after January 1, 2010.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

•
“Consolidated Financial Statements”, Section 1601, which, together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard had no material impact on Encana’s Consolidated Financial Statements.

•
“Non-controlling Interests”, Section 1602, which establishes the accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard has had no material impact on Encana’s Consolidated Financial Statements.

The above CICA Handbook sections are converged with International Financial Reporting Standards (“IFRS”).  Encana will be required to report its results in accordance with IFRS beginning in 2011.
International Financial Reporting Standards (“IFRS”)
The Company is executing a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of 2010 required comparative information. Encana expects IFRS will not have a major impact on the Company’s operations or strategic decisions. The adoption of the IFRS upstream accounting principles continues to be the Company’s most significant area of impact, which is described further below. Encana is on schedule with its changeover plan.
Encana’s IFRS Changeover Plan
The key elements of the Company’s changeover plan include:
•	determine appropriate changes to accounting policies and required amendments to financial disclosures;
•	identify and implement changes in associated processes and information systems;
•	comply with internal control requirements;
•	communicate collateral impacts to internal business groups; and
•	educate and train internal and external stakeholders.
As of June 30, 2010, Encana has made significant progress on its changeover plan. The Company has analyzed accounting policy alternatives and drafted its IFRS accounting policies. Process and system changes have been implemented for significant areas of impact, while adhering to existing internal control requirements. Information system changes have been tested and implemented to capture the required 2010 IFRS comparative data. IFRS education and training sessions have been held with internal stakeholders and these sessions will continue throughout 2010.
Encana is in the process of completing its January 1, 2010 IFRS opening balance sheet based on its draft accounting policies. In addition, the Company is preparing the March 31, 2010 IFRS adjustments. Encana’s external auditors have started reviewing the Company’s draft IFRS accounting policies and the IFRS opening balance sheet impacts. Communication of the quantitative impacts to external stakeholders is expected to occur in the latter half of 2010.
Encana will continue to update its IFRS changeover plan to reflect new and amended accounting standards issued by the International Accounting Standards Board.
Expected Accounting Policy Impacts
Encana’s significant areas of impact remain unchanged and include property, plant and equipment (“PP&E”), asset retirement obligation (“ARO”), impairment testing, stock-based compensation and income taxes. The

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

following discussion provides an overview of these areas, as well as the exemptions available under IFRS 1, First-time Adoption of International Financial Reporting Standards. In general, IFRS 1 requires first time adopters to retrospectively apply IFRS, although it does provide optional and mandatory exemptions to these requirements.
Property, Plant and Equipment
Under Canadian GAAP, Encana follows the CICA’s guideline on full cost accounting in which all costs directly associated with the acquisition of, the exploration for, and the development of natural gas and crude oil reserves are capitalized on a country-by-country cost centre basis. Costs accumulated within each country cost centre are depleted using the unit-of-production method based on proved reserves determined using estimated future prices and costs. Upon transition to IFRS, Encana will be required to adopt new accounting policies for upstream activities, including pre-exploration costs, exploration and evaluation costs and development costs.
Pre-exploration costs are those expenditures incurred prior to obtaining the legal right to explore and must be expensed under IFRS. Currently, Encana capitalizes and depletes pre-exploration costs within the country cost centre. In 2009, these costs were not material to Encana.
Exploration and evaluation costs are those expenditures for an area or project for which technical feasibility and commercial viability have not yet been determined. Under IFRS, Encana will initially capitalize these costs as Exploration and Evaluation assets on the balance sheet. When the area or project is determined to be technically feasible and commercially viable, the costs will be transferred to PP&E. Unrecoverable exploration and evaluation costs associated with an area or project will be expensed.
Development costs include those expenditures for areas or projects where technical feasibility and commercial viability have been determined. Under IFRS, Encana will continue to capitalize these costs within PP&E on the balance sheet. However, the costs will be depleted on a unit-of-production basis over an area level (unit of account) instead of the country cost centre level currently utilized under Canadian GAAP. Encana has drafted the areas and the inputs to be utilized in the unit-of-production depletion calculation.
Under IFRS, upstream divestitures will generally result in a gain or loss recognized in net earnings. Under Canadian GAAP, proceeds of divestitures are normally deducted from the full cost pool without recognition of a gain or loss unless the deduction would result in a change to the depletion rate of 20 percent or greater, in which case a gain or loss is recorded.
Encana will adopt the IFRS 1 exemption, which allows the Company to deem its January 1, 2010 IFRS upstream asset costs to be equal to its Canadian GAAP historical upstream net book value. On January 1, 2010, the IFRS exploration and evaluation costs will be equal to the Canadian GAAP unproved properties balance and the IFRS development costs will be equal to the full cost pool balance. Encana will allocate this upstream full cost pool over reserves to establish the area level depletion units.
Asset Retirement Obligation
Under Canadian GAAP, ARO is measured as the estimated fair value of the retirement and decommissioning expenditures expected to be incurred. Existing liabilities are not re-measured using current discount rates. Under IFRS, ARO is measured as the best estimate of the expenditure to be incurred and requires the use of current discount rates at each re-measurement date. Generally, the change in discount rates results in a balance being added to or deducted from PP&E.
As a result of Encana’s use of the IFRS 1 upstream asset exemption, the Company is required to revalue its January 1, 2010 ARO balance recognizing the adjustment in retained earnings.
Impairment
Under Canadian GAAP, Encana is required to recognize an upstream impairment loss if the carrying amount exceeds the undiscounted cash flows from proved reserves for the country cost centre. If an impairment loss is to be recognized, it is then measured at the amount the carrying value exceeds the sum of the fair value of the proved and probable reserves and the costs of unproved properties. Impairments recognized under Canadian GAAP are not reversed.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

Under IFRS, Encana is required to recognize and measure an upstream impairment loss if the carrying value exceeds the recoverable amount for a cash-generating unit. Under IFRS, the recoverable amount is the higher of fair value less cost to sell and value in use. Impairment losses, other than goodwill, are reversed under IFRS when there is an increase in the recoverable amount. Encana will group its upstream assets into cash-generating units based on the independence of cash inflows from other assets or other groups of assets.
Stock-Based Compensation
Share units issued under Encana’s stock-based compensation plans that are accounted for using the intrinsic value method under Canadian GAAP will be required to be fair valued under IFRS. The intrinsic value of a share unit is the amount by which Encana’s stock price exceeds the exercise price of a share unit. The fair value of a share unit is determined utilizing a model, such as the Black-Scholes-Merton model.
Encana will use the IFRS 1 exemption under which share units that were vested prior to January 1, 2010 are not required to be retrospectively restated.
Income Taxes
In transitioning to IFRS, the Company’s future tax liability will be impacted by the tax effects resulting from the IFRS changes discussed above. Encana continues to assess the impact that the IFRS income tax principles may have on the Company.
Other IFRS 1 Considerations
As permitted by IFRS 1, Encana’s foreign currency translation adjustment, currently the only balance in Encana’s Accumulated Other Comprehensive Income will be deemed to be zero and the balance will be reclassified to retained earnings on January 1, 2010. Accordingly, retrospective restatement of foreign currency translation adjustments under IFRS principles will not be performed.
Business combinations and joint ventures entered into prior to January 1, 2010 will not be retrospectively restated using IFRS principles.
With respect to employee benefit plans, cumulative unamortized actuarial gains and losses will be charged to retained earnings on January 1, 2010. As such, they will not be retrospectively restated using IFRS principles.
Critical Accounting Policies and Estimates
Refer to the December 31, 2009 MD&A for a comprehensive discussion of the Critical Accounting Policies and Estimates.
Non-GAAP Measures
This MD&A contains certain non-GAAP measures commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and ability to generate funds to finance operations.
Cash Flow
Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations. Cash Flow is commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

Operating Earnings
Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.
Operating Earnings is defined as Net Earnings excluding the after-tax gains/losses on discontinuance, after-tax effect of unrealized hedging gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates.
Free Cash Flow
Free Cash Flow is a non-GAAP measure that Encana defines as Cash Flow in excess of Capital Investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities, dividends and/or other financing activities.
Capitalization and Debt to Capitalization
Capitalization is a non-GAAP measure defined as long-term debt including current portion plus shareholders’ equity. Debt to Capitalization is a non-GAAP measure of the Company’s overall financial strength used by Management to steward the Company’s overall debt position.
Adjusted EBITDA and Debt to Adjusted EBITDA
Trailing 12-month Adjusted EBITDA is a non-GAAP measure defined as Net Earnings from Continuing Operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation and DD&A. Debt to Adjusted EBITDA is also used by Management as a measure of the Company’s overall financial strength to steward the Company’s overall debt position.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

Additional Reconciliations of Non-GAAP Measures
Reconciliation of Consolidated Cash Flow to Pro Forma Cash Flow

	June 30, 2009
($ millions, except per share amounts)	Three months ended	Six months ended

Cash Flow	$2,153	$4,097
Less: Cenovus Carve-out (1)	811	1,406
Add/(Deduct) Pro Forma adjustments	88	126

Pro Forma Cash Flow	$1,430	$2,817

Per share amounts
Consolidated Cash Flow — Basic	$2.87	$5.46
— Diluted	$2.87	$5.46

Pro Forma Cash Flow — Basic	$1.90	$3.75
— Diluted	$1.90	$3.75

(1)	Cenovus Energy was spun-off on November 30, 2009. Consolidated results prior to the spin-off include Cenovus.
Reconciliation of Consolidated Operating Earnings to Pro Forma Operating Earnings

	June 30, 2009
($ millions, except per share amounts)	Three months ended	Six months ended

Operating Earnings	$917	$1,865
Less: Cenovus Carve-out (1)	447	778
Add/(Deduct) Pro Forma adjustments	2	(71)

Pro Forma Operating Earnings	$472	$1,016

Per share amounts
Consolidated Operating Earnings — Diluted	$1.22	$2.48
Pro Forma Operating Earnings — Diluted	$0.63	$1.35

(1)	Cenovus Energy was spun-off on November 30, 2009. Consolidated results prior to the spin-off include Cenovus.
Reconciliation of Consolidated Net Earnings to Pro Forma Net Earnings

	June 30, 2009
($ millions, except per share amounts)	Three months ended	Six months ended

Net Earnings	$239	$1,201
Less: Cenovus Carve-out (1)	149	561
Add/(Deduct) Pro Forma adjustments	2	(71)

Pro Forma Net Earnings	$92	$569

Per share amounts
Consolidated Net Earnings — Basic	$0.32	$1.60
— Diluted	$0.32	$1.60

Pro Forma Net Earnings — Basic	$0.12	$0.76
— Diluted	$0.12	$0.76

(1)	Cenovus Energy was spun-off on November 30, 2009. Consolidated results prior to the spin-off include Cenovus.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

Advisory
Forward-Looking Statements
In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: projection to double the Company’s production on a per share basis over the next five years; projected natural gas production level and growth for 2010; projected number of wells to be drilled, including their locations, for 2010; projected daily production by Divisions and from certain key resource plays; ability of the Company to achieve its Corporate Guidance for 2010; projections relating to the adequacy of the Company’s provision for taxes; projections with respect to natural gas production from unconventional resource plays; the Company’s projected capital investment levels for 2010, the flexibility of capital spending plans and the source of funding therefor; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the impact of the changes and proposed changes in laws and regulations, including greenhouse gas, carbon and climate change initiatives on the Company’s operations and operating costs; projections that the Company’s Bankers’ Acceptances and Commercial Paper Program will continue to be fully supported by committed credit facilities and term loan facilities and the ability of the Company to maintain its investment grade credit ratings; the Company’s continued compliance with financial covenants under its credit facilities; the Company’s ability to pay its creditors, suppliers, commitments and fund its 2010 capital program and pay dividends to shareholders; the effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s expectations for future Debt to Capitalization and Debt to Adjusted EBITDA ratios; the expected impact and timing of various accounting pronouncements, rule changes and standards, including IFRS, on the Company and its Consolidated Financial Statements; and projections that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of and assumptions regarding commodity prices; assumptions based upon Encana’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; the Company’s and its subsidiaries’ ability to replace and expand gas reserves; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

exhaustive. Forward-looking statements with respect to anticipated production, reserves and production growth, including over the next five years, are based upon numerous facts and assumptions which are discussed in further detail in this document, including a projected capital program averaging approximately $6 billion per year for 2011 to 2014, achieving an average drilling rate of approximately 2,500 net wells per year for 2011 to 2014, Encana’s current net drilling location inventory, natural gas price expectations over the next few years, production expectations made in light of advancements in horizontal drilling, multi-stage fracture stimulation and multi-well pad drilling, the current and expected productive characteristics of various existing resource plays, Encana’s estimates of proved, probable and possible reserves and economic contingent resources, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.
Forward-looking information respecting anticipated 2010 cash flow, operating cash flow and pre-tax cash flow for Encana is based upon achieving average production of oil and gas for 2010 of approximately 3.365 billion cubic feet equivalent (“Bcfe”) per day (“Bcfe/d”), commodity prices for natural gas of NYMEX $5.00/Mcf, crude oil (WTI) $75.00/bbl, U.S./Canadian dollar foreign exchange rate of $0.94 and a weighted average number of outstanding shares for Encana of approximately 740 million. Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made by the Company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.
Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated July 21, 2010, which is available on Encana’s website at www.encana.com and on SEDAR at www.sedar.com.
Oil and Gas Information
Encana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Encana by Canadian securities regulatory authorities that permits it to provide certain of such disclosure in accordance with the relevant legal requirements of the U.S. SEC. Some of the information provided by Encana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under NI 51-101. Information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Encana’s Annual Information Form.
Natural Gas, Crude Oil and Natural Gas Liquids (“NGLs”) Conversions
In this document, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
Resource Play
Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play typically has a lower geological and/or commercial development risk and lower average decline rate.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)

Currency, Pro Forma Information, Non-GAAP Measures and References to Encana
All information included in this document and the Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted.
Pro Forma Information
On November 30, 2009, Encana completed a major corporate reorganization – a Split Transaction that resulted in the Company’s transition into a pure-play natural gas company and the spin off of its Integrated Oil and Canadian Plains assets into Cenovus Energy Inc., an independent, publicly-traded energy company. Encana’s consolidated results include the financial and operating performance of the Cenovus assets for the first 11 months of 2009. To give investors a clear understanding of post-split Encana, 2009 financial and operating results in this document highlight Encana’s results on a pro forma basis, which reflect the Company as if the Split Transaction had been completed for all of 2009 and the previous years presented. In this pro forma presentation, the results associated with the assets and operations transferred to Cenovus are eliminated from Encana’s consolidated results, and adjustments specific to the Split Transaction are reflected.
Non-GAAP Measures
Certain measures in this document do not have any standardized meaning as prescribed by Canadian GAAP such as Cash Flow, Cash Flow per share – diluted, Free Cash Flow, Operating Earnings, Operating Earnings per share – diluted, Adjusted EBITDA, Debt and Capitalization and, therefore, are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this document as these measures are discussed and presented.
References to Encana
For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.
Additional Information
Further information regarding Encana Corporation, including its Annual Information Form, can be accessed under the Company’s public filings found at www.sedar.com and on the Company’s website at www.encana.com.

Encana Corporation Q2 2010	Management’s Discussion and Analysis (prepared in US$)